UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2021

KALEYRA INC.

(Exact name of registrant as specified in its charter)

Delaware	No. 001-38320	82-3027430
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Via Marco D’Aviano, 2 Milano MI, Italy 20131	20131
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +39 02 288 5841

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KLR	NYSE American LLC
Warrants, at an exercise price of $11.50 per share of Common Stock	KLR WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On May 27, 2021, Kaleyra Inc. (the “Company”) held its special meeting (the “Special Meeting”) of stockholders. At the Special Meeting, the Company’s stockholders approved (i) the issuance of more than 20% of the outstanding Kaleyra common stock in connection with the merger of Vivial Inc. with and into a wholly owned subsidiary of Kaleyra, and the transactions contemplated by the PIPE Subscriptions and Convertible Note Subscriptions, including the issuance of 8,400,000 shares of Kaleyra common stock to the PIPE Investors and up to 11,851,852 shares of Kaleyra common stock upon conversion of our Convertible Notes (the “NYSE American Stock Issuance Proposal”); and (ii) an increase to the number of shares of Kaleyra common stock available for issuance under the Kaleyra Inc. 2019 Equity Incentive Plan by 4,000,000 shares (the “Incentive Plan Proposal”).

Set forth below are the final voting results for the NYSE American Stock Issuance Proposal and the Incentive Plan Proposal, each of which was approved.

Proposal	For	Against	Withheld
NYSE American Stock Issuance Proposal	20,769,792	8,009	102,706
Incentive Plan Proposal	17,937,805	1,821,727	1,120,975

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 28, 2021

KAYELRA INC.

By:	/s/ Dario Calogero
Name:	Dario Calogero
Title:	Chief Executive Officer and President